TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 23, 2023

Dear Sir, Madam,

Sub: Company update

This is in continuation to the disclosure made by Infosys vide letter dated September 14, 2023, titled "Company update" with respect to a Memorandum of Understanding with a global company which was subject to parties entering into a Master Agreement.

The global company has now elected to terminate the Memorandum of Understanding and the parties will not be pursuing the Master Agreement.

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.12.23 11:08:30 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com